Exhibit 99.2

NICE Selected by US Outsourcer C3 for Improving Interaction Management and
Enabling Real-time Payment Card Industry, PCI Compliance

C3 replaces competitive system with latest version of NICE solution for its scalability and lower TCO

Ra’anana, Israel, November 14, 2011 - NICE Systems Ltd. (NASDAQ: NICE), today announced that C3/CustomerContactChannels (C3), a  global provider of customer management solutions, is enhancing its recording and quality management systems with NICE Interaction Management and NICE Quality Management, recording and quality management solutions of the NICE SmartCenter Workforce Optimization suite.

C3/CustomerContactChannels, a global provider of customer management and business processing services, offers solutions for a variety of industries, including the healthcare, telecommunications, travel, and finance sectors. C3 partners with companies throughout the Americas, Europe and Asia, implementing customer management solutions and providing new and unique technologies. In the face of recent global economic conditions, C3 continues to earn new business and expand its operations. The flexibility and scalability of the NICE solution for supporting C3’s continued expansion are among the reasons for its selection.

Rick Ferry, C3’s President and COO said, “We selected NICE as more than a technology solution provider. We view NICE as a partner in helping us differentiate ourselves from our competition, as we strive to help our clients provide the highest level of service to their customers. The NICE solution will provide us performance, security and cost benefits. On the performance level, its scalability for virtualized environments will enable us to lower the hardware resources required as well as reduce overall Total Cost of Ownership (TCO). NICE will also enable us to help our clients protect their customers’ privacy with advanced real-time capabilities that ensure compliance with the Payment Card Industry Data Security Standard (PCI-DSS).”

NICE Interaction Management was also selected for its enterprise readiness, with easy (click-and-go) deployment, rapid implementation; and integrated out-of-the-box system monitoring and reporting. It will enable C3 with multi-tenancy capabilities, easy configuration and ongoing management, and advanced virtualization for higher scalability.

Yochai Rozenblat, President and CEO of NICE Americas, said, “We are pleased to add C3 to the NICE customer base. The company is quickly growing and the latest release of NICE Interaction Management provides the agility and scalability that suits C3’s needs. We’re confident that our solutions can grow with C3, supporting a multitude of contact center environments.”

About C3
C3/CustomerContactChannels is a global provider of BPO services unlike any other in the market today. Services include Sales, Service, Performance Optimization, Reputation Management and complete customer interaction management via traditional, web, and emerging communication channels. C3 positively engages and promotes our clients’ brands with every contact we make with their customers. With a global team that is thousands of employees strong, the company is headquartered in Plantation, FL. More information can be found at www.c3connect.com.

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Galit Belkind, +1 877 245 7448, galit.belkind@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat,, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

To read the press release on NICE.com click here.